April 29, 2021

VIA EDGAR TRANSMISSION AND FEDEX

Mr. Jeffrey Gabor
Ms. Abby Adams
Ms. Tracey McKoy
Ms. Angela Connell
United States Securities and Exchange Commission
Division of Corporation Finance
Office of Life Sciences
100 F Street, N.E.
Washington, D.C. 20549

Re:
Lowell Farms Inc.
Registration Statement on Form 10
Filed March 9, 2021
File No. 000-56254

Mr. Gabor and Ms. Adams:

Further to our correspondence filed on April 19, 2021, and in response to Item 21 of the comment letter of the staff of the Securities and Exchange Commission dated April 5, 2021 relating to the Registration Statement on Form 10 filed by Lowell Farms Inc. (“Lowell Farms”) on March 9, 2021 (the “Registration Statement”), Lowell Farms is filing herewith a further amendment to the Registration Statement containing certain financial statements required by Rules 8-04 and 3-05 of Regulation S-X and certain pro forma financial information required by Rule 11-01 of Regulation S-X.

If you have any questions regarding the further amendment, please feel free to call me at 212-880-3817.

Sincerely,

/s/ Kenneth G. Alberstadt

Kenneth G. Alberstadt

cc:
Brian Shure, Chief Financial Officer, Lowell Farms Inc.